UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A ANNUAL REPORT
Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Plan year ended December 31, 2003

A. Full Title of the Plan:

The LaBarge, Inc. Employee Savings Plan

B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

LaBarge, Inc.
9900A Clayton Road
St. Louis, MO 63124

This filing has a total of 15 pages.

REQUIRED INFORMATION

Financial Statements.

Exhibits:

23  Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the LaBarge, Inc. Employees Savings Plan Administrative Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE LaBARGE, INC. EMPLOYEES SAVINGS PLAN
(Full title of Plan)

By: /s/DONALD H. NONNENKAMP
Donald H. Nonnenkamp
Vice President and Chief Financial Officer

By: /s/MARGARET L. DANLEY
Margaret L. Danley
Plan Administrator

Date:  June 29, 2004

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered
Public Accounting Firm Thereon)
LABARGE, INC. EMPLOYEES SAVINGS PLAN Table of Contents and Definitions
Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements: Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2003 and 2002	3
Notes to Financial Statements	4
Schedule
Schedule of Assets (Held at End of Year), December 31, 2003	1	10
Definitions:
Plan	-	LaBarge, Inc. Employees Savings Plan
Trustee(s)	-	Fidelity Investments Institutional Operations Company, Inc. (4/1/03-12/31/03)
-	A. G. Edwards Trust Company (1/1/03- 3/31/03)
ERISA	-	Employee Retirement Income Security Act of 1974
Company	-	LaBarge, Inc.
Plan Administrator	-	LaBarge, Inc. Plan Administration Committee

{KPMG logo}

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm
Plan Administration Committee LaBarge, Inc. Employees Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the LaBarge, Inc. Employees Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP St. Louis, Missouri June 21, 2004

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002
Assets	2003	2002
Investments:
Registered investment company shares	$9,629,599	6,750,585
Money market accounts	2,105,279	2,320,552
LaBarge, Inc. common stock	6,566,789	3,200,185
Loans to participants	738,675	597,902

Total investments	19,040,342	12,869,224

Receivables:
Employer contributions	27,556	83,124
Participant contributions	119,957	113,469
Interest and dividends	---	3,074

Total receivables	147,513	199,667

Liabilities
Accrued expenses	17,331	8,272

Net assets available for plan benefits	$19,170,524	13,060,619

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2003 and 2002
	2003	2002
Investment income (loss):
Interest and dividends	$55,265	180,068
Net appreciation (depreciation) in fair market value of
investments	4,948,982	(2,140,838)

Total investment income (loss)	5,004,247	(1,960,770)

Contributions:
Participant	1,690,964	1,593,214
Employer	365,320	372,066

Total contributions	2,056,284	1,965,280

Deductions:
Participant distributions	(903,632)	(1,127,007)
Administrative expenses	(46,994)	(71,336)

Total deductions	(950,626)	(1,198,343)

Increase (decrease) in net assets available for
plan benefits	6,109,905	(1,193,833)
Net assets available for plan benefits:
Beginning of year	13,060,619	14,254,452

End of year	$19,170,524	13,060,619

See accompanying notes to financial statements.

LABARGE, INC. EMPLOYEES SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)    Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by the Company covering substantially all employees with 1 year of service and is subject to the provisions of ERISA.

The Plan changed Trustees beginning April 1, 2003. For the period covering January 1, 2003 through March 31, 2003, the Trustee was A.G. Edwards Trust Company. For the period covering April 1, 2003 through December 31, 2003 the Trustee was Fidelity Investments Institutional Operations Company, Inc.

(b) Contributions

Employees may elect to contribute, on a pre-tax basis, the lesser of 60% of covered compensation, or $12,000 in various investment funds of the Plan. The Company contributes an amount equal to 50% of the first $25 per month of employee contributions plus 25% of the employee contribution in excess of $25. The Company provides matching contributions in an amount not to exceed 8% of the participant's compensation. All Company matching contributions are nonparticipant directed. Specifically, the Company matching contributions are invested in LaBarge, Inc. common stock and are restricted from being transferred to other Plan funds. Each year the Company may also, at its option, contribute an additional discretionary amount as determined by the Company's board of directors as a profit-sharing contribution. There were no discretionary profit-sharing contributions for 2003 or 2002.

(c) Participants' Accounts

Each participant account is credited with the participant's contribution, the Company's matching contribution, and an allocation of the Company's discretionary profit-sharing contribution and fund earnings, net of administrative expenses. Allocations are based upon covered compensation or account balances, as defined in the Plan agreement.

Participants may transfer amounts between any funds other than the LaBarge, Inc Common Stock Fund during any business day of the year. A transfer must equal the lesser of $250 or 100% of the participant's account balances. The Plan Administrator will record these transfers in the participant's account and direct the Trustee to reinvest the amounts to reflect these changes. Sales and exchanges of LaBarge, Inc. Common Stock can only be made on the 15th and the last day of any calendar month. At year-end, the investments are presented net of any transfers in process as directed by the participants.

A participant's interest in transfers and trading activity in the LaBarge Common Stock Fund is measured in actual shares of Labarge, Inc. Common Stock that are allocated to the participant's account.

(d) Vesting

Participants are immediately vested in their contributions plus any earnings thereon. Participants are fully vested with respect to a month for employer matching contribution if that participant is employed by the Company on the last day of such month. Upon a participant's attainment of his/her normal retirement date (65th birthday), or upon death or total disability, his/her entire account balance as of the most recent valuation date will become 100% vested. In the event a participant terminates employment, vesting in the Company's profit-sharing contribution allocated to the participant's account is 100% after five full years of continuous service.

(e) Loans to Participants

Participants are allowed to transfer portions of their account balances into the Loan Fund and borrow from the Loan Fund. The minimum loan is $1,000 and the maximum amount is the lesser of one-half of the participants vested account balance or $50,000 reduced by the highest outstanding loan balance in the participants account during the prior twelve-month period. All participant loans from plans maintained by the Employer or a Related Employer will be considered for purposes of determining the maximum amount of the participant's loan. Up to 50% of the participant's vested account balance may be used as collateral for any loan.

(f) Payment of Benefits

Upon termination or retirement of service, a participant's account is distributed in the form of a lump-sum payment or installment payments over a period of time. Distributions are made as soon as practical after the close of the plan month in which the termination of employment occurs or is deferred until age 70-1/2 at the participant's election.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except benefit payments, which are recorded when paid. Certain prior year amounts have been reclassified to conform to current year presentation.

(b) Investments

Participants may elect to have a portion of their account balances invested in the following separate investment funds within the Plan:

*	LaBarge, Inc. Common Stock Fund which shall be exclusively invested in common stock of the Company;
*	Fidelity Retirement Money Market which seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity;
*	Fidelity Mortgage Securities which seeks a high level of current income, consistent with prudent investment risk. In seeking current income, the fund may also consider the potential for capital gain;
*

Fidelity Equity Income which seeks reasonable income. The fund will also consider the potential for capital appreciation. Seeks a yield that exceeds the yield on the securities comprising the Standard and Poor's 500 Index;

*	Fidelity Low-priced Stock Fund which seeks capital appreciation;
*	Fidelity Dividend Growth Fund which seeks capital appreciation;
*	Fidelity Fifty Fund which seeks capital appreciation;
*	Fidelity Diversified International Fund which seeks capital growth;
*	Fidelity Select Health Care Fund which seeks capital appreciation;
*	Fidelity Freedom Income Fund which seeks high current income and, as a secondary objective, capital appreciation;
*	Fidelity Freedom 2000 Fund which seeks high total return;
*	Fidelity Freedom 2010 Fund which seeks high total return;
*	Fidelity Freedom 2020 Fund which seeks high total return;
*	Fidelity Freedom 2030 Fund which seeks high total return;
*	Fidelity Freedom 2040 Fund which seeks high total return;
*	PIMCO Long-term U.S. Government A Fund which seeks to provide high current income by investing in high quality, longer-maturity bonds;
*	Oakmark Equity & Income I Fund which seeks high current income and preservation and growth of capital;
*

Spartan U.S. Equity Index Fund which seeks to provide investment results that correspond to the total return (i.e. the combination of capital changes and income) performance of common stocks publicly traded in the United States;

*	Ariel Appreciation Fund which seeks to increase the value of your investment over the long term through capital appreciation; and
*	Loan Fund which shall account for all principal and interest outstanding on loans to plan participants.

The Fidelity Funds (excluding the Retirement Money Market Fund), PIMCO, Oakmark, Spartan, and the Ariel Appreciation Funds (all invest in registered investment company shares), and the Labarge, Inc. Common Stock Fund are stated at fair market value. The fair market value of the Company's common stock is determined based on the quoted market value of the stock on the last day of trading for the period. The Money Market Fund is valued at cost plus interest, which approximates net realizable value. The appreciation (depreciation) in fair market value of investments of the Plan represents the change in the difference between market value and cost of the investments during the year and realized gains or losses on the sale of investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

(c) Trust Fund Managed by the Trustee

Under the terms of a trust agreement, the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the trustee.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on current available information and the Plan Administrator's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(e) Administrative Charges

The Plan gives the Company the option of paying all administrative expenses or charging them to the Plan. All expenses incidental to the operation and management of the Plan have been paid by the Plan.

(3) Tax Status

The Plan Administrator has received a favorable determination letter dated November 22, 2002 from the Internal Revenue Service which indicates that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. The Plan has been subsequently amended. In the opinion of the Plan Administrator, such amendments do not affect the tax status of the Plan.

(4) Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the provisions of the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested.

(5) Related-party Transactions

On various dates during 2003, the Plan purchased 148,341 shares of the Company's common stock at fair market value at prices ranging from $2.75 to $6.33 per share for investment in the Plan's LaBarge Common Stock Fund. The Plan did not sell or redeem any of the Company's common stock during 2003.

The market value of the investment in the LaBarge Common Stock Fund was valued at $5.46 and $2.85 per share at December 31, 2003 and 2002, respectively.

(6) Reconciliation of Financial Statements to Form 5500 for Administrative Expenses

2003 cash basis expenses per 5500	$29,663
Expenses incurred but not paid in 2003	17,331

Financial statement accrual expenses	$46,994

(7) Investments

Investments of the Plan are comprised of the following:

Investments that represent 5% or more of the Plan's net assets are listed below:
	December 31
	2003	2002

Investments at fair value as determined by
quoted market price:
Mutual funds:
Fidelity Advisor Series II Growth Opportunity
Fund Class T		$718,848
Intermediate Bond Fund of America		1,341,027
Mainstay Funds Equity Index Fund Class A		1,305,125
EuroPacific Growth Fund Class A		947,815
Putnam Voyager Fund Class A		1,488,851
Washington Mutual Investors Fund Class A		688,449
Other
Ariel Apreciation Fund
PIMCO Long-Term U.S. Government A	1,269,035
Fidelity Equity-Income	950,006
Fidelity Diversified International Fund	1,248,663
Fidelity Dividend Growth Fund	972,821
Spartan US Equity Index Fund	3,684,323
Other	1,504,750	260,470
LaBarge, Inc. common stock	6,566,789	3,200,185

	16,196,387	9,950,770

Investments at fair value:
Fidelity Retirement Money Market Fund	2,105,280
Money market accounts - Prime Obligations Fund - A		2,320,552
Loans to participants	738,675	577,395

	2,843,955	2,897,947

	$19,040,342	12,848,717

(8) Non-participant Directed Investments

Information about net assets and the significant amounts of the changes in net assets relating to the nonparticipant-directed investments in LaBarge, Inc. common stock is as:

Year ended
December 31,
2003

LaBarge, Inc. common stock
beginning of year	$3,200,185
Net appreciation in fair market value	3,053,753
Employer and participant contributions	549,480
Participant distributions	(235,068)
Administrative expenses	(1,561)

LaBarge, Inc. common stock, end of year	$6,566,789

			Schedule 1
LABARGE, INC. EMPLOYEES SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2003
	Number of
	shares		Current
Description of investments	or units	Cost	value

Money market accounts:
Fidelity Retirement Market	2,105,280	2,105,280	2,105,280
Equity Mutual Funds:
Ariel Appreciation Fund	2,439	94,304	105,592
PIMCO Long-Term U.S. Government A	117,286	1,306,109	1,269,036
Oakmark Equity and Income I	8,907	179,019	196,124
Fidelity Equity-Income	19,096	772,034	950,007
Fidelity Mortgage Securities Fund	5,354	60,437	60,073
Fidelity Select Health Care Fund	0.32	35	38
Fidelity Low-priced Stock Fund	8,927	278,965	312,271
Fidelity Diversified International Fund	51,769	893,833	1,248,664
Fidelity Dividend Growth Fund	35,634	813,088	972,821
Fidelity Freedom Income Fund	980	10,702	10,865
Fidelity Freedom 2000	2,568	29,514	30,249
Fidelity Freedom 2010	17,214	213,887	224,122
Fidelity Freedom 2020	16,643	199,038	216,688
Fidelity Freedom 2030	11,139	129,187	144,254
Fidelity Freedom 2040	7,289	49,579	55,108
Fidelity Fifty	7,747	141,391	149,362
Spartan US Equity Index Fund	93,487	3,001,121	3,684,324
LaBarge Common Stock Fund:
LaBarge Inc. common stock*	1,202,709	2,707,026	6,566,789
Loans to participants		577,395	738,675

Total investments		$13,561,944	19,040,342

* Represents a party-in-interest transaction allowable under ERISA regulations.
See accompanying independent auditors' report.